SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND FORTY-SEVENTH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná. 2. DATE AND TIME: December 11, 2014 – 2:30 p.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary. 4. AGENDA AND RESOLUTIONS:

I.          Approval and ratification of the 2015 business budget, conditioned on the achievement of envisaged revenue and the periodic monitoring of the covenants;

II.        Approval and ratification of the Advance on a Future Capital Increase to the SPC Matrinchã Transmissora de Energia S.A., with the abstention of Board Member Maurício Borges Lemos;

III.       Approval and ratification of the increase in Capex for the project being developed by the SPC Matrinchã Transmissora de Energia S.A. and the revision of its business plan;

IV.     Approval and ratification of the transfer of Dominó Holdings S.A. to Copel Participações S.A., with the abstention of Board Member Maurício Borges Lemos and the contrary vote of Board Member Natalino das Neves;

V.       Approval and ratification of the transfer of Companhia Paranaense de Gás - Compagas to Copel Participações S.A., with the abstention of Board Member Maurício Borges Lemos and the contrary vote of Board Member Natalino das Neves;

VI.      Approval and ratification of the business plan of Copel Participações S.A., with the abstention of Board Member Maurício Borges Lemos and the contrary vote of Board Member Natalino das Neves;

VII.    Approval and ratification of the creation of the Special Purpose Company (SPCs) EOL Cutia S.A., EOL Guajiru S.A., EOL Jangada S.A., EOL Maria Helena S.A., EOL Potiguar S.A., EOL Esperança S.A. and EOL Paraíso dos Ventos S.A., wholly-owned subsidiaries of the holding company Dreen Cutia Empreendimentos Eólicos SPE S.A.;

VIII.  Approval of the creation of the Special Purpose Company (SPC) Paraíso Transmissora de Energia S.A. and formalization of the necessary procedures for the Company’s withdrawal from the business;

IX.     Approval of the extension of the Nocturnal Rural Tariff Program until December 31, 2015, with the contrary vote of Board Member Marco Aurelio Rogeri Armelin;

X.       Presentation of the annual self-evaluation of the Board of Directors and its Members for 2014;

XI.     Presentation of the balance of the Company’s management for 2011 – 2014; and

XII.    Presentation of the results of the 2014 Employee Opinion Survey.

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary; CARLOS HOMERO GIACOMINI, JOSÉ RICHA FILHO, MARCO AURELIO ROGERI ARMELIN, MAURICIO BORGES LEMOS, NEY AMILTON CALDAS FERREIRA, LUIZ EDUARDO DA VEIGA SEBASTIANI and NATALINO DAS NEVES.

The full text of the minutes of the 147th Ordinary Meeting of the Copel’s Board of Directors held on December 11, 2014 , was drawn up on pages  007 to 010 of the Company’s Record Book nº 8.

LINDOLFO ZIMMER

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 12, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.